UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

     CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ)
no. 04.032.433/0001-80
Corporate Registry ID (NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Rio de Janeiro, December 17, 2008 – In compliance with Directive Release CVM/SGE/001/03 of January 22, 2003, and article XII, caput, of CVM Instruction 358 of January 03, 2002, Contax Participações S/A (the “Company”) (Bovespa: CTAX3 and CTAX4) announces that it has received a fax dated December 05, 2008 from HSBC Bank Brasil S/A stating that the investment funds managed and administrated (“Funds”) by HSBC BRAZIL GIF EQUITY, HSBC BRAZIL MOTHER FUND, e SH THE DREAM BRAZIL EQUITY INVESTMENT TR have increased their equity interest in the Company. Said increase does not affect the Company’s shareholding control or management structure in any way.

The fax stated that its managed investment funds reached a 10.9% participation of the preferred shares issued by the Company and therefore after the acquisition, the institution reached a total amount of preferred shares of 1,011,984 (CTAX4).

Furthermore, the investment funds managed by HSBC Bank Brasil S/A have not signed any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S/A

São Paulo, 05 de Dezembro de 2008.

A
CONTAX PARTICIPAÇÕES AS
Rua do Passeio n.° 48 A 56
Rio de Janeiro – RJ
20021-290

A/C.: Sr.Diretor de Relações com Investidores
Michel Neves Sarkis

Ref.: Atendimento às disposições da Instrução CVM n.° 358/02 (Art. 12)

O HSBC Bank Brasil S/A – Banco Múltiplo, pessoa jurídica de direito privado com sede na Cidade de Curitiba, Estado do Paraná, na Travessa Oliveira Bello n.° 34 – 4° andar, inscrito no CNPJ/MJ sob n.° 01.701.201/0001-89, (“HSBC”), neste ato representada nos termos de seu Estatuto Social, vem, nos termos do Artigo 12 da Instrução CVM n°. 358/02, conforme alterada, comunicar que, o somatório da participação das carteiras por ele administradas, abaixo relacionadas, corresponde a 10,09% das ações representativas do capital dessa companhia aberta.
Por oportuno, o HSBC declara que a aquisição dessas ações não objetiva alterar a composição do controle ou a estrutura administrativa dessa companhia e informa que não participa de qualquer acordo ou contrato que regule o exercício do direito de voto ou a compra e venda de valores mobiliários dessa companhia.

Nome e qualificação do titular das ações dessa companhia	Ações PN Adquiridas pelas carteiras HSBC
HSBC BRAZIL GIF EQUITY, CNPJ/MF nº. 09.466.666/0001-04	460.916
HSBC BRAZIL MOTHER FUND, CNPJ/MF n°. 07.900.443/0001-88	509.868
SH THE DREAM BRAZIL EQUITY INVESTMENT TR, CNPJ/MF n°. 09.289.674/000-22	41.200
Total de Ações Adquiridas	1.011.984
Total de Ações Emitidas	10.031.914
Concentração	10,09%

Sendo o que nos cabia para o momento,

Atenciosamente,
HSBC Bank Brasil S/A – Banco Múltiplo

/s/ Luiz Garcia Escorcio
Luis Garcia Ecorcio
Matr.: 3076377

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.